SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: November 5, 2013

Press Release

For Immediate Release

OTI Signs its Largest Purchase Contract for NFC Readers, Valued at
More Than $10 Million

Initial Shipment of 40,000 Readers Scheduled for Delivery to U.S. Channel Partner by Year-End

Rosh Pina, Israel - November 5, 2013 - On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in cashless payment solutions based on contactless transactions and near-field communication (NFC) technology, has signed a major contract to supply its NFC readers to one of its U.S. channel partners who primarily serves the unattended retail market in North America. The agreement requires the channel partner to purchase more than $10 million in OTI NFC readers over a three-year term.

OTI has received purchase orders for an initial 40,000 readers, which it plans to ship by the end of 2013. The agreement covers multiple models of OTI’s Saturn 6500 NFC readers, including its most advanced Saturn 6500 EM+ which supports EMV transactions.

“Our Saturn 6500 NFC readers are the perfect solution for the unattended retail market,” said OTI's CEO Ofer Tziperman. “When integrated into kiosks or vending machines, it presents customers with a quick and easy way to pay, which promotes more frequent purchases and increased revenue for the retailer.”

“This contract represents the largest single reader win for our company, and is the result of our recent strategic shift to focus primarily on building our core contactless transaction and NFC technology business,” continued Tziperman. “This win also reflects increasing traction for greater adoption of NFC. In fact, compared to last year, we have already more than doubled the number of readers we have shipped globally. Hence, we’re confident the adoption of our patented NFC solutions will continue to expand over the months and years ahead.”

About the Saturn 6500 NFC Reader
The Saturn 6500 NFC Reader offers convenient and flexible payment card transactions, by either magnetic stripe or by contact or contactless methods, and is fully certified by all leading card associations. The reader's modular design is easily installed with various connection options, making the Saturn 6500 NFC Reader a perfect solution for pay-at-the-pump, drive-thru, vending machines, self-serve laundry and other unattended retail applications. The reader employs OTI’s patented ‘matched antenna’ technology that provides reliable and secure device communication.

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. For more information, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Company Contact:
Shlomi Eytan
Chief Sales and Marketing Officer
+972-4-6868000
Shlomi@otiglobal.com

Investor Contact
Scott Liolios or Matt Glover
Liolios Group, Inc.
949-574-3860
otiv@liolios.com